FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 15, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

December 15, 2003

#03-24

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604)687-7545;Facsimile: (604)689-5041

_________________________________________________________________________________________________________________________

DRILLING SCHEDULED FOR PASCO CANYON PROJECT

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has scheduled the January commencement of a drill program at its Pasco Canyon Project, a large untested gold system in northern Nye County, Nevada.

Pasco Canyon is an upper level volcanic hosted epithermal gold system that outcrops over an area measuring approximately 400 by 600 metres, on the edge of a range front.  Property surface gold values and rock geochemistry are indicative of a vertically zoned gold bearing system.

A recent detailed ground magnetic geophysical survey completed by the Company, has defined multiple parallel magnetic anomalies that are believed to reflect buried feeder structures associated with the gold system.  The survey expanded the target area to the east of the mineralized outcrops and supports the probability of important structural targets.  The drill program will test this potential feeder system as well as penetrate the predicted core of the mineralized system.

The Round Mountain gold mine (+13 million ounces of post production and current reserves) and the Gold Hill deposit (estimated 5 million ounces of gold resources), lie 20 kilometres to the southeast in a similar geologic terrain, and drilling is also designed to test these similarities.

NDT continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments, and will keep shareholders advised as work continues on its various projects.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________

Fred G. Hewett, President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.   See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: December 16, 2003